UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

V ACQUISITION SUB, INC.

(Offeror)

HARLAND CLARKE HOLDINGS CORP.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

918866108

(CUSIP Number of Class of Securities)

Judy C. Norris, Esq.

Senior Vice President and General Counsel

10931 Laureate Drive

San Antonio, Texas 78249

(210) 697-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Adam O. Emmerich, Esq.

Andrew J. Nussbaum, Esq.

DongJu Song, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,377,877,884.74	$177,470.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 38,812,034 shares of common stock, par value $0.01 per share (the “Shares”), of Valassis Communications, Inc. (“Valassis”) outstanding (including 389,057 unvested restricted Shares) multiplied by the offer price of $34.04 per share and (ii) 3,853,852 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $34.04 per share, multiplied by the offer price of $34.04 per share minus the weighted average exercise price for such options of $19.32 per share. The calculation of the filing fee is based on information provided by Valassis as of December 31, 2013.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $177,470.67	Filing Party:	Harland Clarke Holdings Corp. and V Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed:	January 6, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), and V Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on January 6, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Valassis Communications, Inc., a Delaware corporation, at a price of $34.04 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

This Amendment is being filed to amend and supplement the Offer to Purchase. All information set forth in the Offer to Purchase, as amended and supplemented by this Amendment, and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO.

Amendments to the Offer to Purchase

The first paragraph of Section 7 — “Certain Information Concerning Valassis” on page 18 of the Offer to Purchase is hereby amended and restated as follows:

Except as specifically set forth herein, the information concerning Valassis contained in this Offer to Purchase has been taken from or is based upon information furnished by Valassis or its representatives or upon publicly available documents and records on file with the SEC and other public sources. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information in Valassis’ public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

The second paragraph included under the caption “debt financing” within Section 9 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated as follows:

Pursuant to the Commitment Letter, the Debt Financing Sources have committed to provide or arrange, subject to the terms and conditions of the Commitment Letter, new funded indebtedness of $1.365 billion in aggregate principal amount, of which $775 million would be secured, as well as new secured revolving credit commitments of $70 million. Assuming that Parent successfully obtains certain amendments to its existing revolving credit facility and existing term loan facility, it would obtain $70 million of incremental commitments to Parent’s existing revolving credit facility, $500 million of incremental secured term loans under Parent’s existing term loan facility with interest rates which Parent expects to be comparable to its existing term loans, and $275 million of new secured notes and/or secured bridge loans with interest rates which Parent expects to be no higher than its existing secured notes. In the event that such amendments could not be obtained, the Commitment Letter provides that the Debt Financing Sources would make a new revolving credit facility available to Parent (with interest rates comparable to Parent’s existing revolving credit facility) in the amount of $150 million to replace the existing revolving credit facility in the amount of $80 million, and that Parent would obtain $250 million of incremental term loans under Parent’s existing term loan facility, and $525 million of new secured notes and/or secured bridge loans. The revolving credit facility will be secured on a first lien basis by certain assets including inventory and receivables of, and on a second lien basis by substantially all other assets of, Parent and the applicable guarantors. The incremental term loans and secured notes will be secured on a first lien basis by all assets of Parent and the applicable guarantors, other than those assets which secure the revolving credit facility on a first lien basis, as to which the incremental term loans and secured notes will be secured on a second lien basis. Regardless of whether such amendments are obtained, the new unsecured indebtedness would be in the form of new unsecured notes and/or unsecured bridge loans with interest rates which Parent expects to be comparable to its existing unsecured notes.

The first item included on the bulleted list included within Section 17 — “Appraisal Rights” on page 48 of the Offer to Purchase is hereby amended and restated as follows:

•	within the later of the consummation of the Offer, which shall occur on the Offer Closing Date (i.e., the date on which acceptance and payment for Shares occurs, which shall be February 4, 2014 unless we extend the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of the Schedule 14D-9 (which date of mailing was January 6, 2014), deliver to Valassis a written demand for appraisal of Shares held, which demand must reasonably inform Valassis of the identity of the stockholder and that the stockholder is demanding appraisal;

The first paragraph of Section 19 — “Miscellaneous” on page 48 of the Offer to Purchase is hereby amended and restated as follows:

We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If we become aware of any state in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

The information regarding certain stockholder litigation that was added to Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase in Amendment No. 3 to this Schedule TO (filed with the SEC on January 14, 2014) is hereby amended, restated and supplemented as follows:

Litigation. On January 7, 2014 and January 8, 2014, two putative class action lawsuits on behalf of purported stockholders of Valassis were filed against Valassis and its directors in connection with the Offer. The first purported class action was filed in the Wayne County Circuit Court of the State of Michigan and is captioned Lauren Beth Goff et al. v. Valassis Communications, Inc. et al. (January 7, 2014). The second purported class action, which additionally names Parent and Merger Sub as defendants, was filed in the Oakland County Circuit Court of the State of Michigan and is captioned Thomas Carnevale et al. v. Valassis Communications, Inc. et al. (January 8, 2014). Each of the lawsuits alleges that the Valassis directors breached their fiduciary duties to Valassis’ stockholders in connection with their consideration and approval of the proposed transaction, and the Carnevale lawsuit additionally alleges that Valassis, Parent and Merger Sub aided and abetted such breaches. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the Offer and subsequent Merger, rescission of these transactions (to the extent already implemented), damages, attorneys’ fees and costs, and other relief. On January 10 and January 13, plaintiffs in the Goff and Carnevale actions, respectively, filed amended complaints that added allegations that Valassis’ Solicitation/Recommendation Statement on Schedule 14D-9 failed to disclose material information to Valassis’ stockholders. On January 10, plaintiff in the Goff action also filed a motion for expedited proceedings in anticipation of a preliminary injunction motion and hearing.

On January 13, 2014, another putative class action lawsuit was filed on behalf of the stockholders of Valassis against the directors of Valassis in connection with the Offer. The lawsuit was filed in the Court of Chancery of the State of Delaware and is captioned Municipal Police Employees’ Retirement System of Louisiana v. Schultz et al. (January 13, 2014). The lawsuit alleges that the Valassis directors breached their fiduciary duties to Valassis’ stockholders in connection with their consideration and approval of the proposed transaction and that Valassis’ Solicitation/Recommendation Statement on Schedule 14D-9 failed to disclose material information to Valassis’ stockholders. The lawsuit seeks, among other things, equitable relief that would enjoin the consummation of the Offer and subsequent Merger, rescission of these transactions (to the extent already implemented), damages, pre- and post-judgment interest, attorneys’ fees and costs, and other relief. On January 13, plaintiff also filed a motion for expedited proceedings in anticipation of a preliminary injunction motion and hearing.

On January 14, 2014, an additional putative class action lawsuit was filed on behalf of the stockholders of Valassis against Valassis, the directors of Valassis, Parent, M&F and Purchaser in connection with the Offer. The lawsuit was filed in the Court of Chancery of the State of Delaware and is captioned Combs v. Valassis Communications, Inc., et al. (January 14, 2014). The lawsuit alleges that the Valassis directors breached their fiduciary duties to Valassis’ stockholders in connection with their consideration and approval of the proposed transaction, that Valassis’ Solicitation/Recommendation Statement on Schedule 14D-9 failed to disclose material information to Valassis’ stockholders, and that Valassis and Parent aided and abetted such breaches. The lawsuit seeks, among other things, equitable relief that would enjoin the consummation of the Offer and subsequent Merger, rescission of these transactions (to the extent already implemented), damages, attorneys’ fees and costs, and other relief.

On January 15, 2014, plaintiff in the Goff action filed a notice of voluntarily dismissal without prejudice in the Wayne County Circuit Court of the State of Michigan and filed a new complaint in the Oakland County Circuit Court of the State of Michigan, which is substantially identical to her prior amended complaint.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(F)	Complaint filed by Shane Combs, individually and on behalf of all others similarly situated, on January 14, 2014 in the Court of Chancery of the State of Delaware.

(b)(2)	Credit Agreement, dated as of February 20, 2013, among Harland Clarke Holdings Corp., the subsidiary co-borrowers party thereto, CA Acquisition Holdings, Inc., as guarantor, the other guarantors party thereto, the Lenders thereto, and Citibank, N.A., as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.21 to the Quarterly Report on Form 10-Q filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on April 30, 2013).

(b)(3)	Credit Agreement, dated as of April 4, 2007, as amended by the First Amendment dated as of May 4, 2007 and the Second Amendment dated as of May 10, 2012, among Harland Clarke Holdings Corp., the Subsidiary Guarantors party thereto, the Lenders party thereto, and Credit Suisse (AG), Cayman Islands Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.15 to the Quarterly Report on Form 10-Q filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on August 9, 2012).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2014

V ACQUISITION SUB, INC.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on December 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(a)(1)(G)	Summary Advertisement as published in the New York Times on January 6, 2014.*

(a)(1)(H)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on January 6, 2014.*

(a)(5)(A)	Complaint filed by Lauren Beth Goff, on behalf of herself and all others similarly situated, on January 7, 2014, in the Wayne County Circuit Court, State of Michigan.*

(a)(5)(B)	Complaint filed by Thomas Carnevale, individually and on behalf of all others similarly situated, on January 8, 2014, in the Oakland County Circuit Court, State of Michigan.*

(a)(5)(C)	Amended Complaint filed by Lauren Beth Goff, on behalf of herself and all others similarly situated, on January 10, 2014, in the Wayne County Circuit Court, State of Michigan.*

(a)(5)(D)	Amended Complaint filed by Thomas Carnevale, individually and on behalf of all others similarly situated, on January 13, 2014, in the Oakland County Circuit Court, State of Michigan.*

(a)(5)(E)	Complaint filed by Municipal Police Employees’ Retirement System of Louisiana, on behalf of itself and all others similarly situated, on January 13, 2014 in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Complaint filed by Shane Combs, individually and on behalf of all others similarly situated, on January 14, 2014 in the Court of Chancery of the State of Delaware.

(b)(1)	Amended and Restated Commitment Letter, dated as of January 3, 2014, among Credit Suisse Securities (USA) LLC, Credit Suisse AG, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Jefferies Finance LLC, PNC Bank, National Association, PNC Capital Markets LLC, Union Bank N.A. and Harland Clarke Holdings Corp.*

(b)(2)	Credit Agreement, dated as of February 20, 2013, among Harland Clarke Holdings Corp., the subsidiary co-borrowers party thereto, CA Acquisition Holdings, Inc., as guarantor, the other guarantors party thereto, the Lenders thereto, and Citibank, N.A., as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.21 to the Quarterly Report on Form 10-Q filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on April 30, 2013).

(b)(3)	Credit Agreement, dated as of April 4, 2007, as amended by the First Amendment dated as of May 4, 2007 and the Second Amendment dated as of May 10, 2012, among Harland Clarke Holdings Corp., the Subsidiary Guarantors party thereto, the Lenders party thereto, and Credit Suisse (AG), Cayman Islands Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.15 to the Quarterly Report on Form 10-Q filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on August 9, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2013, by and among Harland Clarke Holdings Corp., V Acquisition Sub, Inc. and Valassis Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(d)(2)	Confidentiality Agreement, dated September 21, 2013, between MacAndrews & Forbes Holdings Inc. and Valassis Communications, Inc.*

(g)	None.

(h)	None.

*	previously filed